UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Head of Football Operations

In December 2025 the Company retained Avram Grant as a consultant to assist in the streamlining and operating efficiency of the Company’s football businesses. On January 23, 2026 the Company announced that Mr. Grant would be given the title of Head of Football Operations in connection with his continued service to the Company as a consultant.

Mr. Grant possesses significant experience in the coaching, management and operation of professional football clubs. Mr. Grant established his career in Israel, winning numerous domestic trophies and managing the national team for four years before moving to the English Premier League. He gained international prominence at Chelsea, where he led the club to the 2008 Champions League and League Cup finals. Since then, he has managed Portsmouth and West Ham, guided the Ghana national team to a major semi-final, and held various technical roles across Europe and Asia.

The Company plans to transfer Mr. Dan McClory’s and Mr. Alberto Libanori’s former responsibilities related to the management of the Company’s football operations to Mr. Avram Grant.

Resignation of Director

On January 19, 2026, Daniel McClory gave written notice of his resignation from the Company’s board of directors (the “Board”), effective immediately. Mr. McClory’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

Concurrently with his resignation, the Company and Mr. McClory entered into a consulting agreement dated January 19, 2026, pursuant to which Mr. McClory will provide advisory and consulting services to the Company’s executive team related to strategic and capital markets matters, including service as the chairman of the Company’s capital markets advisory board.

Resignation of Head of Operations

On January 19, 2026, Alberto Libanori gave written notice of his resignation as the Head of Operations of the Company, effective as of January 31, 2026. Mr. Libanori’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

Validator Services Agreement

On January 22, 2026 the Company and RockawayX Infra Ltd. (”RockawayX”) entered into a Validator Services Agreement (the “Service Agreement”) pursuant to which RockawayX will continue to operate and maintain a Solana validator (the “Validator”) within the United Arab Emirates to support Solmate’s staking of SOL via non-custodial delegation. Under the Service Agreement, RockawayX is responsible for all costs and activities related to the operation, monitoring, and maintenance of the Validator, including hardware, facilities, networking, electricity, software, upgrades, and incident response. The Service Agreement does not require the Company to stake any of its Solana to the Validator, or to stake exclusively to the Validator. The Validator will operate under the branding “Solmate powered by RockawayX” or similar, as mutually agreed.

Pursuant to the Service Agreement, Solmate is entitled to 100% of protocol-native staking rewards generated on its delegated SOL, while RockawayX is entitled to 100% of non-staking economic benefits, such as MEV-related income and other fees.

RockawayX will adhere to industry-standard security and operational practices and is required to notify Solmate without undue delay of any material outage, slashing event, key compromise, or other material incident affecting the Validator.

The Service Agreement continues until terminated. Either party may terminate the Service Agreement with 30 days’ written notice in the event of a material breach not cured within 15 days.

The foregoing summary of the Service Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, will be included as an exhibit to Solmate’s Annual Report on Form 20-F for the year ended December 31, 2025, which will be filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer